EXHIBIT 99.1

Student Transportation Reports Fiscal 2012 First Quarter Results

BARRIE, Ontario, Nov. 10, 2011 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the first quarter of fiscal year 2012 ended September 30, 2011. STI's first quarter results reflect the seasonality of the school bus transportation industry while schools are not in session during the summer months. Accordingly, the first quarter results are not considered to be indicative of the Company's annual results. All financial results are reported in U.S. dollars except as otherwise noted.

"The first quarter operating results reflect the continued momentum of the growth secured in the prior fiscal year from both a revenue and higher offseason cost standpoint," said Patrick J Walker, STI Chief Financial Officer. "As previously discussed, we have already secured an approximate 12% increase in annualized school bus transportation revenue for the current fiscal year in connection with the new organic growth from the ten new contract wins combined with the impact of the three acquisitions completed mid year in the prior fiscal year. It is normal for the first quarter to include higher offseason costs compared to the prior year as those operations and staffs were not included in operations for the first quarter of the prior fiscal year. In addition, the first quarter of fiscal 2012 also reflects the deferral of two to three operating days due to hurricane Irene which forced schools to close as a result of the U.S. east coast storm. Severe weather does disrupt service and historically most of those days are recouped in subsequent quarters."

Revenue for the first quarter of fiscal year 2012 increased to $51.1 million, from $43.1 million and EBITDA* reflected a loss of $2.4 million compared to a loss of $0.4 million for the same period last year.

STI reported a net loss of $11.3 million or $0.18 per common share for the first quarter of fiscal year 2012. Net loss for the first quarter of the prior fiscal year was $5.0 million or $0.09 per common share. The increase in net loss for the first quarter of fiscal year 2012 is primarily attributable to a re-measurement loss of $4.7 million on the US dollar denominated 6.25% convertible debentures issued by STI, combined with a swing of $2.8 million in unrealized losses on currency hedging contracts, both resulting from the weakening of the Canadian dollar during the first quarter compared to the prior year first quarter.

"Our net income for the first quarter of fiscal 2012 was impacted significantly by non cash charges related to fluctuations in currency exchange rates," added Walker. "Just prior to the end of fiscal 2011 we issued $60 million in US dollar denominated 6.25% convertible debentures at the STI level. Since the functional currency of STI is the Canadian dollar, changes in currency rates on the US dollar denominated convertible debentures are required to be recorded through the income statement. With the weakening of the Canadian dollar from the end of the fiscal year through the end of the first quarter, the change in currency rates on the US denominated convertible debentures at the STI entity resulted in a non cash loss of $4.7 million in the quarter. With the subsequent strengthening of the Canadian dollar since the end of the first quarter, it is possible that the non cash re-measurement loss would reverse through the income statement should the Canadian dollar remain at the current level."

Subsequent Events

In October 2011, the Company filed a normal course issuer bid with the TSX for the purchase of its common shares as appropriate opportunities arise over the next twelve months. As at November 10, 2011, no purchases of common shares have been made under the normal course issuer bid. The Company intends to fund the purchase of any common shares under the normal course issuer bid through the use of its credit facility or out of available cash. Any purchase of common shares will be made at market prices and the common shares will be cancelled upon their purchase by the Company.

In November 2011, the Company renegotiated the successful roll over of $35 million of senior secured notes for an additional five year term. The original maturity of the notes was December 15, 2011 and the notes carried an initial fixed coupon of 5.94%. The roll over of the senior secured notes now reflects a fixed coupon of 4.24% and a longer term maturity to November 10, 2016.

"We have now locked in our senior debt through 2016 at attractive rates as we rolled over the senior secured notes this month following the previously announced refinancing of the credit agreement back in February," said Walker. "We are well positioned to take advantage of various opportunities that may arise, and we anticipate another year of disciplined growth in revenues, and year end results consistent with our seven year history."

Reconciliation of Net Income and EBITDA*

	Year over Year - Q1
(Amounts in 000's)	Three Months Ended
	9/30/11	9/30/10

Net loss	$ (11,264)	$ (4,972)

Add back:
Recovery of income taxes	(5,503)	(4,185)
Foreign currency loss (gain)	4,113	(540)
Other (income) expense, net	(1,036)	386
Unrealized loss (gain) on derivative contracts	1,601	(1,170)
Non-cash stock compensation	500	2,147
Interest expense	3,762	3,087
Amortization expense	774	897
Depreciation and depletion expense	3,510	3,132
Operating lease expense	1,167	847
EBITDA *	$ (2,376)	$ (371)

Student Transportation's interim financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor website at www.rideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 7,300 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

* Non-GAAP Measures

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Annual General Meeting

Student Transportation will hold its Annual General Meeting of shareholders today, November 10, 2011 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto. A webcast of the meeting can be accessed the company's web site at www.STBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (732) 280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com